FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 27, 2003

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

For Immediate Release	Thursday, February 27, 2003
Calgary, Alberta	(BEC - TSX)

BelAir Updates Drilling Activities and Reserves

Drilling Activity

     BelAir resumed its drilling program in the fourth quarter of 2002 to test five exploration prospects. Four of the prospects have been drilled and one is currently drilling. In 2002, BelAir drilled and cased three wells in the Strachan, Peco and Kakwa areas of Alberta.

1.	BelAir has a 40% interest in the Strachan well in western Alberta that targeted natural gas in the Elkton formation. The well encountered the Elkton plus five additional uphole formations. The well will be completed in March 2003.
2.	BelAir has a 25% interest in a well drilled at Peco in west central Alberta. The well targeted natural gas in the Nisku formation which was determined to be non-productive. The well did encounter natural gas potential in an uphole formation. This zone was completed but did not prove to be as productive as expected. It was subsequently determined that the perforating gun had misfired and perforated only a small portion of the formation. BelAir is planning the re-completion and testing of this formation in April 2003.

3.	BelAir has a 50% interest in a well drilled at Kakwa in northwestern Alberta. The well targeted light oil in the Cardium formation. The well has been placed on production and is restricted to 60 barrels of oil per day until additional wells can be drilled to allow the installation of solution gas conservation facilities. BelAir intends to drill an offsetting well and is planning further delineation drilling later in 2003 to confirm the size of the Kakwa discovery.

4.	BelAir has a 50% interest in a well in Kaybob in west central Alberta that targeted natural gas in the Notikewin formation. The formation was encountered but the pay thickness was too small to warrant casing and the well is being abandoned.

5.	BelAir has a 30% interest in a well that is currently being drilled at Notikewin in northwestern Alberta. The well is targeting natural gas in the Slave Point formation.

     With strong commodity prices and the resulting increase in its cash flow, BelAir is well positioned to exploit these exploration successes in the remainder of 2003 and 2004.

Reserves

     BelAir Energy Corporation added 121,000 barrels of established oil and natural gas liquids ("NGL's") reserves plus 6.1 billion cubic feet of established natural gas reserves and more than replaced production during 2002 according to an evaluation carried out by AJM Petroleum Consultants ("AJM").

     The reserves additions are attributed to the 2002 drilling program that targeted natural gas reserves with 18 gross (6 net) wells drilled with a 62% (net) success rate.

     The AJM report indicates established reserves of 7.3 million barrels of oil equivalent ("boe", natural gas converted at 6:1) including proved reserves of 5.5 million boe after dispositions and revisions in 2002.

     BelAir remains weighted to natural gas with 84% of its established reserves being natural gas.

BelAir's reserve life index for established reserves is 8.2 years.

     BelAir's net asset value based on the value of established reserves at a discount factor of 10% is $1.95 per share.

     Based in Calgary, BelAir is involved in the exploration and exploitation of petroleum and natural gas reserves in western Canada. BelAir is listed on The Toronto Stock Exchange and trades under the symbol "BEC".

For additional information on	BelAir Energy Corporation, please contact:
Vic Luhowy	Ken MacRitchie
President and Chief Executive Officer	Vice President and Chief Financial Officer
Tel: (403) 265-1411	(403) 265-1411
Fax:(403) 265-7571	(403) 263-8119
E-mail: vluhowy@belairenergy.com	kmacritchie@belairenergy.com

Website: www.belairenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties, and other factors that could influence actual results are described in documents filed with regulatory authorities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	February 27, 2003